October 6, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Splash Beverage Group, Inc.
Registration Statement on Form S-3
Filed September 28, 2021

File No. 333-259865

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on October 8, 2021 or as soon thereafter as is practicable.

Very truly yours,

SPLASH BEVERAGE GROUP, INC.

By:	/s/ Robert Nistico
Robert Nistico
Chief Executive Officer